UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

IPC HOLDINGS, LTD.

(Name of Subject Company)

IPC HOLDINGS, LTD.

(Names of Persons Filing Statement)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G4933P101

(CUSIP Number of Class of Securities)

James P. Bryce

President and Chief Executive Officer

American International Building

29 Richmond Road

Pembroke, HM 08

Bermuda

(441) 298-5100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew S. Rowen, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by IPC Holdings, Ltd. (“IPC”) with the Securities and Exchange Commission on May 14, 2009, as amended by Amendment No. 1 to Schedule 14D-9, filed on May 19, 2009; Amendment No. 2 to Schedule 14D-9, filed on May 21, 2009; Amendment No. 3 to Schedule 14D-9, filed on June 5, 2009; Amendment No. 4 to Schedule 14D-9, filed on June 9, 2009; Amendment No. 5 to Schedule 14D-9, filed on June 12, 2009; and Amendment No. 6 to Schedule 14D-9, filed on June 15, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 7

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by adding the following at the end of such item:

In addition to negotiating with and engaging in mutual due diligence on Validus, since the termination of the IPC-Max Amalgamation Agreement, IPC has received expressions of interest from other parties and is engaged in discussions and negotiations regarding the terms of potential business combination transactions. IPC determined that it would continue its review of strategic alternatives after the hurricane season if an appropriate transaction cannot be reached in the near future. There can be no assurance that there will be any agreement reached between IPC and any party or, if such an agreement is reached, what the terms of the agreement would be.

Item 9

Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit:

(a)(8) Press release issued by IPC, dated June 23, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IPC HOLDINGS, LTD.

By:	/s/ John S. Weale
John S. Weale Chief Financial Officer & Executive Vice President

Date: June 23, 2009